Exhibit 99.2

Perdigão S.A. , PRGA4 and PRGA3 (BOVESPA), and PDA (NYSE), is one of the largest food companies of Latin America and one of the largest meat processors in the world, exporting to over 100 countries.

PERDIGÃO IS TO BEGIN MANUFACTURING FOR EXPORT IN BRASÍLIA

The startup of the new unit will increase the Company’s international process

Perdigão is to begin operating a unit in Brasília exclusively for the industrialization of cooked chicken and turkey meats and beef for export. The Company has just concluded a contract to lease the installations of Prontodelis Industrial e Comercial de Alimentos, built ten years ago in the suburban city of Santa Maria in the Federal District (Brasília), using European technology, and recently shut down.

At the Brasília unit, Perdigão will use an advanced technology for the cooking of meats and until now never used in Brazil. The sous-vide method ensures the preservation of all the nutrients contained in the ingredients used in the cooking process, resulting in products with a much more natural taste.

The raw materials for processing will come from other Perdigão units and third party sources in the case of beef supplies, all strictly adhering to European Union technical standards. The new line will increase the sale of products to the food service and retail segments in the European market.

The unit has a capacity of 400 tons/month. Large-scale production is planned for May and test runs are to begin in April. During the first stage, the operation will create 100 jobs. The labor force will be hired in the region itself and the Company will be responsible for training the new employees.

São Paulo, March 28 2005.